Exhibit 3.2

AMENDMENT TO THE

AMENDED AND RESTATED BY-LAWS

OF

BLUE APRON HOLDINGS, INC.

(effective as of June 15, 2021)

Section 1.9 of Article I of the Amended and Restated By-laws of the Blue Apron Holdings, Inc. a Delaware corporation, is hereby amended and restated to read in its entirety as follows:

“1.9 Action at Meeting. When a quorum is present at any meeting, except as otherwise provided by law, the Certificate of Incorporation or these By-laws, any matter, including the election of directors, to be voted upon by the stockholders at such meeting shall be decided by the vote of the holders of shares of stock having a majority in voting power of the votes cast by the holders of all of the shares of stock present or represented at the meeting and voting affirmatively or negatively on such matter (or if there are two or more classes or series of stock entitled to vote as separate classes, then in the case of each such class or series, the holders of a majority in voting power of the shares of stock of that class or series present or represented at the meeting and voting affirmatively or negatively on such matter). Notwithstanding the foregoing, if, as of a date that is 14 days in advance of the date the Corporation files its definitive proxy statement for any such meeting of stockholders (regardless of whether or not thereafter revised or supplemented) with the Securities and Exchange Commission, the number of nominees exceeds the number of directors to be elected (a “Contested Election”), the directors shall be elected by the vote of a plurality of the votes cast by the stockholders entitled to vote on the election. In order for any incumbent director to become a nominee of the Board of Directors for further service on the Board of Directors, such person must submit an irrevocable resignation, contingent on (i) in an election that is not a Contested Election, that person’s election as director not receiving a majority in voting power of the votes cast by the holders of all of the shares of stock present or represented at the meeting and voting affirmatively or negatively on such election, and (ii) acceptance of that resignation by the Board of Directors. In the event an incumbent director fails to receive a majority in voting power of the votes cast by the holders of all of the shares of stock present or represented at the meeting and voting affirmatively or negatively on such election in an election that is not a Contested Election, the Nominating and Corporate Governance Committee, or such other committee designated by the Board of Directors pursuant to these By-laws, shall make a recommendation to the Board of Directors as to whether to accept or reject the resignation of such incumbent director, or whether other action should be taken. The Board of Directors shall act on the resignation, taking into account the committee’s recommendation, and publicly disclose (by a press release and filing an appropriate disclosure with the Securities and Exchange Commission) its decision regarding the resignation and, if such resignation is rejected, the rationale behind the decision within ninety (90) days following certification of the election results. The committee in making its recommendation and the Board of Directors in making its decision each may consider any factors and other information that they consider appropriate and relevant. If the Board of Directors accepts a director’s resignation pursuant to this Section 1.9, or if a nominee for director is not elected and the nominee is not an incumbent director, then the Board of Directors may fill the resulting vacancy in accordance with these By-laws and the Certificate of Incorporation.”